Filed pursuant to Rule 433

Registration Statement No. 333-171851

March 22, 2011

Puget Sound Energy, Inc.

$300,000,000 5.638% Senior Notes due 2041

PRICING TERM SHEET

Issuer:	Puget Sound Energy, Inc.
Anticipated Ratings*:	A3 by Moody’s Investors Service Inc.
A- by Standard & Poor’s Ratings Services
Principal Amount:	$300,000,000
Security Type:	Senior Notes
Issue Price:	99.995% of principal amount
Trade Date:	March 22, 2011
Settlement Date:	March 25, 2011 (T+3)
Maturity Date:	April 15, 2041
Coupon:	5.638%
Benchmark Treasury:	4.25% due November 2040
Treasury Price:	96-19
Treasury Yield:	4.458%
Spread to Benchmark:	T+118 basis points
Reoffer Yield:	5.638%
Interest Payment Dates:	Semi-annually on April 15 and October 15, commencing on October 15, 2011
Redemption:	At any time at a discount rate of Treasury plus T+20 basis points, except that, during the 6 months prior to maturity, the notes may be redeemed at par
Denominations:	$1,000 and integral multiples of $1,000
Joint Book-Running Managers:	KeyBanc Capital Markets Inc.
Scotia Capital (USA) Inc. SunTrust Robinson Humphrey, Inc.
Co-Managers:	Barclays Capital Inc.
Fifth Third Securities, Inc.
RBS Securities Inc.
CUSIP:	745332 CD 6

*Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

The issuer has filed a registration statement (including a prospectus) with the U.S. Securities and Exchange Commission (SEC) for this offering.  Before you invest, you should read the prospectus for this offering in that registration statement, and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.  You may get these documents for free by searching the SEC online database (EDGAR®) at www.sec.gov.  Alternatively, you may obtain a copy of the prospectus from KeyBanc Capital Markets Inc. by calling (866) 227-6479, Scotia Capital (USA) Inc. by calling (800) 372-3930, and SunTrust Robinson Humphrey, Inc. by calling (800) 685-4786.